                                             As Filed Pursuant to Rule 424(b)(5)
                                             Registration No. 333-82723



            Prospectus Supplement to Prospectus dated July 27, 1999.

                                1,000,000 Shares

          [PHARMACIA & UPJOHN LOGO]
                        [PHARMACIA & UPJOHN LOGO WORDS]

                                  Common Stock

                           -------------------------

       All of the shares of common stock in the offering are being sold by Pharmacia & Upjohn, Inc. through Goldman, Sachs & Co., which will act as our placement agent for the sale of the shares. The common shares will be offered from time to time on the New York Stock Exchange at prevailing market prices, or in privately negotiated transactions. Goldman, Sachs & Co. will receive a commission from Pharmacia & Upjohn, Inc. of $0.03 for each share of common stock in the offering that is sold to investors through Goldman, Sachs & Co.

     The common stock is listed on the New York Stock Exchange under the symbol "PNU". The last reported sale price of the common stock on the New York Stock Exchange on August 16, 1999 was $50.3125 per share. Swedish depositary shares, each representing one share of common stock, are traded on the Stockholm Stock Exchange under the symbol "PHU".

     See "Risk Factors" beginning on page 5 of the accompanying prospectus to read about certain factors you should consider before buying shares of the common stock.

                            ------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                                Placement Agent

                              GOLDMAN, SACHS & CO.

                            ------------------------

                  Prospectus Supplement dated August 17, 1999.

                              RECENT DEVELOPMENTS

     On August 16, 1999, we announced the rescission of our previously announced plan to repurchase up to $1 billion of the outstanding shares of our common stock. Since November 1998, we repurchased under this plan approximately $215 million of the outstanding shares of our common stock.

     We have rescinded the remaining portion of the stock repurchase plan in order to satisfy the accounting rules necessary for us to use the pooling method of accounting in our pending merger with Sugen, Inc. The merger, which is subject to the approval of Sugen's shareholders at a meeting scheduled for August 31, 1999, is currently scheduled to close in the third quarter of 1999. See "Pharmacia & Upjohn, Inc." on page 4 of the accompanying prospectus.

                            MARKET PRICE INFORMATION

     As of August 1, 1999, there were 506,665,132 shares of common stock issued and outstanding. The common stock is traded on the New York Stock Exchange (the "NYSE"), and Swedish depositary shares, each representing one share of common stock, are traded on the Stockholm Stock Exchange (the "SSE"). The table below shows, for the calendar quarters indicated, the high and low sale prices of the common stock as reported on the NYSE Composite Tape and the Swedish depositary shares as reported on the SSE.

                                                          NYSE                SSE
                                                   ------------------    --------------
                                                    HIGH        LOW      HIGH      LOW
                                                   -------    -------    -----    -----
                                                     ($ PER SHARE)          (SEK PER
                                                                            SWEDISH
                                                                           DEPOSITARY
                                                                           SHARE)(1)
1996
First Quarter....................................  $44.375    $35.875    305.0    234.0
Second Quarter...................................  $44.375    $36.625    292.0    249.0
Third Quarter....................................  $44.625    $38.625    302.0    260.0
Fourth Quarter...................................  $42.750    $34.125    281.0    225.0
1997
First Quarter....................................  $41.125    $35.750    307.0    262.5
Second Quarter...................................  $36.875    $27.500    284.0    214.5
Third Quarter....................................  $38.625    $33.938    310.0    264.0
Fourth Quarter...................................  $37.500    $28.875    294.0    215.0
1998
First Quarter....................................  $45.875    $33.750    356.0    270.0
Second Quarter...................................  $46.688    $38.250    369.0    297.0
Third Quarter....................................  $51.688    $40.438    405.0    323.0
Fourth Quarter...................................  $57.250    $44.875    460.0    340.0

                                                          NYSE                SSE
                                                   ------------------    --------------
                                                    HIGH        LOW      HIGH      LOW
                                                   -------    -------    -----    -----
                                                     ($ PER SHARE)          (SEK PER
                                                                            SWEDISH
                                                                           DEPOSITARY
                                                                           SHARE)(1)
1999
First Quarter....................................  $63.813    $51.875    530.0    405.0
Second Quarter...................................  $66.375    $51.563    549.0    440.0
Third Quarter
  (through August 1, 1999).......................  $59.563    $53.000    507.0    438.0

-------------------------

(1) On August 2, 1999, the noon buying rate in New York City for cable transfers in Swedish kroner as certified for customs purposes by the Federal Reserve Bank of New York was US$1.00 = SEK 8.212.

                                   DIVIDENDS

     We declared a quarterly dividend of $0.27 per share of common stock for each quarter during the years ended December 31, 1997 and 1998, and for each quarter of the six-month period ended June 30, 1999.

     It is the long-term objective of our Board of Directors that the aggregate dividends declared on the shares of common stock in each year will range between 40% and 50% of our consolidated net income in such year. However, the declaration and payment of future dividends will depend on our income, financial condition and capital and cash requirements, restrictions on dividends under applicable laws, as well as other factors affecting us. Accordingly, there can be no assurance that dividends will be paid in the future nor any assurance as to the amount of any dividends.

                              PLAN OF DISTRIBUTION

     All of the shares of common stock in the offering are being sold by Pharmacia & Upjohn, Inc. through Goldman, Sachs & Co., which will act as our placement agent for the sale of the shares. We have entered into a placement agency agreement, dated as of August 17, 1999, with Goldman, Sachs & Co. that provides the terms and conditions of this arrangement.

     The common shares will be offered from time to time on the New York Stock Exchange at prevailing market prices, or in privately negotiated transactions. We will have the sole and absolute discretion not to accept any purchase offer or make any sale of the shares of common stock in the offering. Goldman, Sachs & Co. will receive a commission from Pharmacia & Upjohn, Inc. of $0.03 for each share of common stock in the offering that is sold to investors through Goldman, Sachs & Co.

     Goldman, Sachs & Co., as placement agent, may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933, as amended. We have agreed to indemnify Goldman, Sachs & Co. against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

                                    VALIDITY

     The validity of the shares of common stock offered by this prospectus supplement will be passed upon by Don W. Schmitz, Vice President and Associate General Counsel of Pharmacia & Upjohn, Inc.

PROSPECTUS

                                 $1,000,000,000

          [PHARMACIA & UPJOHN LOGO]
                        [PHARMACIA & UPJOHN LOGO WORDS]

                                DEBT SECURITIES
                                 DEBT WARRANTS
                                PREFERRED STOCK
                                  COMMON STOCK

                           -------------------------

       Pharmacia & Upjohn, Inc. may offer and sell debt securities, debt warrants, shares of preferred stock or shares of common stock. These securities may be offered and sold from time to time for an aggregate offering price of up to $1,000,000,000 (or the equivalent amount in other currencies or currency units). We will provide the specific terms and the initial public offering prices of these securities in an accompanying prospectus supplement.

     We may sell the securities to or through underwriters and also to other purchasers or through agents. The names of any underwriters or agents will be stated in an accompanying prospectus supplement.

     See "Risk Factors" beginning on page 5 to read about certain factors you should consider before investing in the securities.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 THE DATE OF THIS PROSPECTUS IS JULY 27, 1999.

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the U.S. Securities and Exchange Commission using a shelf registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total of $1,000,000,000 (or the equivalent amount in other currencies or currency units).

     This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add to or update other information contained in this prospectus. You should read both this prospectus and the accompanying prospectus supplement together with additional information described below under the heading "Where You Can Find More Information".

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, on which our common stock is listed.

     The SEC allows us to incorporate by reference the information we file with them, which means:

     - incorporated documents are considered part of the prospectus;

     - we can disclose important information to you by referring you to those documents; and

     - information that we file with the SEC will automatically update and supersede this incorporated information.

     We incorporate by reference the documents listed below which were filed with the SEC and any future filings made with the SEC under Sections 13(a), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities:

     1. Our Annual Report on Form 10-K for the year ended December 31, 1998;

     2. Our Quarterly Report on Form 10-Q for the three-month period ended March 31, 1999;

     3. Our Current Report on Form 8-K, filed with the SEC on July 1, 1999;

     4. The description of our common stock contained in our Registration Statement on Form 8-A filed on October 24, 1995; and

     5. The description of the rights to purchase our participating preferred stock contained in our Registration Statement on Form 8-A filed on March 5, 1997.

     You may request a copy of these filings at no cost by writing or telephoning us at the following address and telephone number:

         Pharmacia & Upjohn, Inc.
         95 Corporate Drive,
         Bridgewater, New Jersey 08807
         Attention: Investor Relations
         Telephone: (908) 306-4400.

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front cover of those documents.

                           FORWARD-LOOKING STATEMENTS

     In addition to historical information, this prospectus contains (or incorporates by reference) certain "forward-looking statements", such as statements concerning our anticipated financial or product performance, our ability to pay dividends and other non-historical facts. Since these statements are based on factors that involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Such factors include, among others:

     - sales and earnings projections;

     - the effectiveness of current and future projects and their estimated expenses, including restructuring plans, the Year 2000 date recognition problem and conversion to the euro;

     - management's ability to make further progress under our global turnaround plan;

     - our ability to successfully market new and existing products in new and existing domestic and international markets;

     - the success of our research and development activities and the speed at which we achieve regulatory authorizations and product rollouts;

     - fluctuations in currency exchange rates;

     - the effects of our accounting policies and changes in generally accepted accounting practices;

     - our exposure to product liability lawsuits and contingencies related to actual or alleged environmental contamination;

     - our exposure to antitrust lawsuits;

     - domestic and foreign social, legal and political developments, especially those relating to health care reform and product liabilities;

     - general economic and business conditions;

     - our ability to attract and retain current management and other employees; and

     - other risks and factors detailed in this prospectus and the documents we have incorporated by reference in this prospectus.

                            PHARMACIA & UPJOHN, INC.

     Pharmacia & Upjohn, Inc. is a global pharmaceutical group that researches, develops, manufactures and sells human pharmaceutical products, nonprescription drugs, pharmaceutical chemicals and intermediate products for use in our products and sale to others, and pharmaceutical products for animals. These products form our core business and are called the pharmaceutical segment.

     Our other businesses are called the nonpharmaceutical segment and include specialty products for hospital care, medical diagnostics and nutritional supplements, as well as investments in our biotechnology affiliates. We sold most of our nutritional business in late 1998 and plan to sell our remaining nutritional businesses in China and Germany in the future.

     Pharmacia & Upjohn, Inc. was formed in November 1995 through the combination of Pharmacia Aktiebolag and The Upjohn Company.

     Our principal products include XALATAN(R), a novel therapy for glaucoma; DETROL(R), an innovative therapy for overactive bladder; GENOTROPIN(TM), a human growth hormone; XANAX(R), a therapy for central nervous system disorders; CLEOCIN(R), an antibiotic; MEDROL, a group of products to treat chronic inflammation disorders; DEPOPROVERA(TM), a contraceptive injection; NICORETTE(R), a line of nicotine replacement products; CAMPTOSAR(R), a therapy for colorectal cancer; FRAGMIN(R), a therapy for preventing blood clots; PHARMORUBICIN(R), a treatment for solid tumors and leukemia; MIRAPEX/MIRAPEXIN(TM), a treatment for Parkinson's disease; and ROGAINE(R), a non-prescription treatment for hair loss.

     Through research and development and licensing agreements, we seek to develop innovative pharmaceuticals and other health care products that provide high therapeutic benefits. Our research activities focus on four medically important areas: infectious disease, metabolic disease, central nervous system disorders and oncology. Our research is conducted primarily in Kalamazoo, Michigan, Stockholm, Sweden and Milan, Italy.

     On June 15, 1999, Pharmacia & Upjohn, Inc. entered into an agreement to merge with SUGEN, Inc., a biotechnology company based in South San Francisco, California, at a cost of approximately $650 million of Pharmacia & Upjohn stock. We believe that the merger with SUGEN, a leader in target-driven drug discovery and the development of cancer therapies, will enhance our core research capabilities and enable us to provide new therapeutic approaches to the treatment of cancer.

                                  RISK FACTORS

     Prior to making an investment decision, prospective investors should carefully consider all of the information set forth in this prospectus, including the information incorporated by reference in this prospectus and the following risk factors.

WE FACE INTENSE COMPETITION FROM NEW PRODUCTS AND FROM LOWER COST GENERIC
PRODUCTS

     The pharmaceutical industry is highly competitive and rapidly changing. Our principal competitors are major international corporations with substantial resources for research and development, production and marketing.

     Our products that are under patent protection face intense competition from competitors' proprietary products. This competition may increase as new products enter the market. We also face increasing competition from lower cost generic products after patents on our products expire.

     As new products enter the market, our products may become obsolete or our competitors' products may be more effective or more effectively marketed and sold than our products.

     If we fail to maintain our competitive position, this could have a material adverse effect on our business and results of operations.

PRICE CONTROLS CAN LIMIT OUR REVENUES AND ADVERSELY AFFECT OUR BUSINESS AND RESULTS OF OPERATIONS

     In addition to normal price competition in the marketplace, the prices of our products are restricted by price controls imposed by governments and health care providers in most countries where we sell products. Price controls operate differently in different countries and can cause wide differences in prices between markets. Currency fluctuations can aggravate these differences. The existence of price controls can limit the revenues that we earn on our products and may have an adverse effect on our business and results of operations.

OUR RESEARCH AND DEVELOPMENT EFFORTS MAY NOT SUCCEED OR OUR COMPETITORS MAY DEVELOP MORE EFFECTIVE OR SUCCESSFUL PRODUCTS

     In order to remain competitive, we must commit substantial resources each year to research and development. In 1998, we spent approximately $1,200 million on research and development, compared to $1,217 million in 1997.

     The research and development process takes from 10 to 15 years from discovery to commercial product launch. This process is conducted in various stages, and during each stage there is a substantial risk that we will not achieve our goals and will have to abandon a product in which we have invested substantial amounts. We cannot assure you that we will continue to succeed in our research and development efforts. If we fail to continue developing commercially successful products, or if competitors develop more effective products or a greater number of successful new products, this could have a material adverse effect on our business and results of operations.

PRODUCT REGULATION MAY ADVERSELY AFFECT OUR ABILITY TO BRING NEW PRODUCTS TO MARKET

     We and our competitors are subject to strict government controls on the development, manufacture, labeling, distribution and marketing of products. We must obtain and maintain regulatory approval for a pharmaceutical product from a country's national regulatory agency before the product may be sold in a particular country.

     The submission of an application to a regulatory authority does not guarantee that it will grant a license to market the product. Each authority may impose its own requirements and delay or refuse to grant approval, even though a product has been approved in another country.

     In our principal markets, the approval process for a new product is complex and lengthy. The time taken to obtain approval varies by country but generally takes from six months to four years from the date of application. This increases the cost to us of developing new products and increases the risk that we will not succeed in selling them successfully.

PRODUCT LIABILITY CLAIMS COULD ADVERSELY AFFECT OUR BUSINESS AND RESULTS OF OPERATIONS

     Product liability is a significant commercial risk for us. Substantial damage awards have been made in several jurisdictions against pharmaceutical companies based upon claims for injuries allegedly caused by the use of their products.

     We are involved in a substantial number of product liability cases claiming damages as a result of the use of our products. We do not believe that any potentially unaccrued costs and liabilities associated with these matters will have a material adverse effect on our consolidated financial position, results of operations or liquidity. However, we cannot assure you that a future product liability claim or series of claims brought against us would not have an adverse effect on our business or results of operations.

OUR BUSINESS EXPOSES US TO RISKS OF ENVIRONMENTAL LIABILITIES

     We use hazardous materials, chemicals, viruses and compounds in our product development programs and manufacturing processes. Although we believe that our handling and disposing of these materials complies with applicable laws and regulations, the risk of accidental contamination or injury still exists. If such an accident occurred, we could be held liable for any damages or fines, which could have an adverse effect on our business and results of operations.

     We have made provision for various environmental liabilities, including exposures related to several industrial and disposal sites and our closed chemical plant in North Haven, Connecticut. Our estimates of the total cost we will incur in connection with environmental situations could change because of uncertainties at many sites regarding cleanup remedies, the estimated cost of cleanup and our share of the site's cleanup cost.

     We may soon be required to submit a corrective measures study report to the United States Environmental Protection Agency regarding the closed North Haven chemical facility. As the corrective action process progresses, we may need to reevaluate the amount of reserves designated for remediation of the North Haven site as a result of changing circumstances. It is reasonably possible that we will be required to make a material increase in accrued liabilities for the North Haven site, but it is not possible to determine what, if any, additional exposure exists at this time.

OUR YEAR 2000 PROGRAM MAY NOT SUCCEED, OR OUTSIDE FACTORS COULD CAUSE THE YEAR 2000 PROBLEM TO DISRUPT OUR OPERATIONS

     We have established a global Year 2000 program to review our systems and to develop plans to correct Year 2000 date recognition problems. The program consists of assessment and remediation of our information technology systems and embedded systems, assessment of high level business risks and the development of contingency plans to address these risks. We have completed assessment, remediation and testing for over 90% of our information technology and embedded systems and expect to complete this work on our remaining systems in the third quarter of 1999. During the latter half of 1999, we also plan to conduct integration testing to ensure that critical systems will work together properly. We also are working with key external parties whose systems may affect ours, in order to determine what remediation and contingency actions may be necessary. As of March 31, 1999, we had spent approximately $115 million of our total projected costs of $150 million for Year 2000-related compliance actions.

     We cannot assure you that our Year 2000 program will succeed. Many factors outside our control could cause the Year 2000 problem to seriously disrupt our operations. The more critical of these risks include:

     - a disruption in our supply of products, particularly as a result of failures of raw material suppliers, third party manufacturers and external distributors;

     - infrastructure failures such as by utilities and communications providers;

     - internal infrastructure failures such as in communications, information technology services and integrated information technology systems;

     - U.S. and non-U.S. government failures, especially as they impact imports and exports; and

     - major customer failures or interruptions.

The scope of our efforts regarding these risks is limited to key products, key markets, critical supplies and major customers.

     We have substantially finalized our contingency plans to address these risks. Management believes that our Year 2000 program will prevent the Year 2000 problem from having a material adverse effect on our business, financial position, results of operations and liquidity. However, we cannot assure you that the Year 2000 problem will not have such an impact on us.

CONVERSION TO THE EURO MAY ADVERSELY AFFECT OUR BUSINESS

     On January 1, 1999, several European countries began operating with a new common currency, the euro. The euro will completely replace these countries' national currencies by January 1, 2002. The conversion to the euro will require us to modify some of our systems and certain commercial arrangements. The cost of this is not expected to be material. The conversion to the euro may have competitive implications on pricing and marketing strategies, but any such impact is not known at this time. We expect the conversion to have a limited impact on our outstanding derivatives and other financial instruments, and a limited impact on currency risk.

     Management believes that the euro conversion will not have a significant impact on our business; however, it is uncertain what effects the new euro currency will have on the marketplace. We cannot assure you that all problems will be foreseen and corrected, or that there will not be a material disruption of our business.

FOREIGN EXCHANGE FLUCTUATIONS MAY ADVERSELY AFFECT OUR EARNINGS AND THE VALUE OF OUR NON-U.S. ASSETS

     We record our transactions and prepare our financial statements in U.S. dollars, but a significant portion of our earnings and expenditures are in other currencies. Changes in exchange rates between the U.S. dollar and these other currencies can result in increases or decreases in our costs and earnings. Fluctuations in exchange rates between the U.S. dollar and other currencies may also affect the book value of our assets outside the United States and the amount of shareholders' equity. We seek to minimize our currency exposure by engaging in hedging transactions, where we deem it appropriate.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The summary consolidated financial data set forth below as of December 31, 1998, 1997 and 1996 and for each of the years in the three-year period ended December 31, 1998 have been derived from, and are qualified by reference to, the audited consolidated financial statements of Pharmacia & Upjohn, Inc. and its subsidiaries for such periods, which are incorporated by reference in this prospectus from our 1998 10-K. The audited consolidated financial statements have been audited by PricewaterhouseCoopers LLP, independent accountants.

     The summary consolidated financial data set forth below as of and for the three-month periods ended March 31, 1999 and March 31, 1998 have been derived from, and are qualified by reference to, the unaudited interim consolidated financial statements of Pharmacia & Upjohn, Inc. and its subsidiaries for such periods, including information as of and for the three-month period ended March 31, 1999, which has been incorporated by reference in this prospectus from our Quarterly Report on Form 10-Q for the period ended March 31, 1999. In the opinion of management, the Interim Consolidated Financial Statements reflect all adjustments of a normal recurring nature necessary for a fair statement of the results for the interim periods presented. The results of the three-month period ended March 31, 1999 are not necessarily indicative of the results that ultimately may be achieved for the full year. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations", the financial statements, the notes thereto and the other financial information incorporated by reference in this prospectus.

                                            THREE MONTHS ENDED
                                             AND AT MARCH 31,      YEAR ENDED AND AT DECEMBER 31,
                                            ------------------    --------------------------------
                                             1999       1998        1998        1997        1996
                                            -------    -------    --------    --------    --------
                                               (UNAUDITED)
                                             (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER-SHARE DATA)
CONSOLIDATED STATEMENTS OF EARNINGS
  DATA(1):
Net sales.................................  $1,774     $1,586      $6,758      $6,586      $7,176
Cost of products sold.....................     493        486       2,031       2,047       2,116
Research and development..................     327        277       1,200       1,217       1,266
Selling, general and administrative.......     668        567       2,545       2,635       2,448
Interest income, net......................     (11)       (18)        (64)        (77)       (103)
All other, net............................     (19)        (3)        (62)        (20)        148
Restructuring charges.....................      --         --          92         316         518
Gain on sale of subsidiary stock..........      --         --          --          --         (55)
                                            ------     ------      ------      ------      ------
Earnings before income taxes..............     316        277       1,016         468         838
Provision for income taxes................      95         88         325         145         276
                                            ------     ------      ------      ------      ------
Net earnings..............................  $  221     $  189      $  691      $  323      $  562
                                            ======     ======      ======      ======      ======
Net earnings per common share:
  Basic...................................  $ 0.43     $ 0.37      $ 1.33      $ 0.61      $ 1.08
                                            ======     ======      ======      ======      ======
  Diluted.................................  $ 0.42     $ 0.36      $ 1.31      $ 0.61      $ 1.07
                                            ======     ======      ======      ======      ======

                                            THREE MONTHS ENDED
                                             AND AT MARCH 31,      YEAR ENDED AND AT DECEMBER 31,
                                            ------------------    --------------------------------
                                             1999       1998        1998        1997        1996
                                            -------    -------    --------    --------    --------
                                               (UNAUDITED)
                                             (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER-SHARE DATA)
CONSOLIDATED STATEMENTS OF FINANCIAL
  POSITION DATA:
Cash and cash equivalents.................  $1,007     $  821      $  857      $  775      $  641
Short-term investments....................     268        447         352         539         696
Total assets..............................  10,131     10,320      10,312      10,380      11,173
Short-term debt(2)........................     890        657         332         401         235
Long-term debt and guarantee of ESOP
  debt(3).................................     479        602         508         634         823
Total shareholders' equity................   5,379      5,469       5,600       5,538       6,241
Total liabilities and shareholders'
  equity..................................  10,131     10,320      10,312      10,380      11,173

-------------------------

(1) The company is presenting its consolidated statements of earnings in a single-step format and, accordingly, reclassifications of prior year amounts have been made to conform to this presentation.

(2) Including current maturities of long-term debt.

(3) See Note 11 to the audited annual consolidated financial statements incorporated by reference in this prospectus.

                      RATIOS OF EARNINGS TO FIXED CHARGES

     Our consolidated ratios of earnings to fixed charges and earnings to fixed charges and preferred stock dividends for the three-month period ended March 31, 1999 and for each of the fiscal years ended December 31, 1994 through 1998 are as follows:

                                                  THREE MONTHS
                                                     ENDED           YEAR ENDED DECEMBER 31,
                                                   MARCH 31,     --------------------------------
                                                      1999       1998   1997   1996   1995   1994
                                                  ------------   ----   ----   ----   ----   ----
Ratio of Earnings to Fixed Charges..............      12.9       9.3    4.8    6.3    7.0    7.2
Ratio of Earnings to Fixed Charges and Preferred
  Stock Dividends...............................      11.2       8.1    4.2    5.7    6.4    6.7

     For purposes of computing these consolidated ratios, earnings consist of income before:

     - income taxes;

     - equity in undistributed income of unconsolidated subsidiaries and affiliates; and

     - fixed charges excluding capitalized interest.

     Fixed charges consist of:

     - all interest expense;

     - the portion of net rental expense which is deemed representative of the interest factor;

     - the amortization of debt issuance expense; and

     - capitalized interest.

                                USE OF PROCEEDS

     Unless otherwise indicated in the accompanying prospectus supplement, we will use the net proceeds from the sale of the securities for general corporate purposes, including the reduction of short-term debt, and to finance future acquisitions. We may temporarily invest funds that we do not immediately need for these purposes in short-term marketable securities.

                                LEGAL OWNERSHIP

"STREET NAME" AND OTHER INDIRECT HOLDERS

     Investors who hold securities in accounts at banks or brokers will generally not be recognized by us as legal holders of securities. When we refer to the "holders" of securities, we mean only the actual legal holders of the securities. Holding securities in accounts at banks or brokers is called holding in "Street Name". If you hold securities in "Street Name", we will recognize only the bank or broker, or the financial institution the bank or broker uses to hold its securities. These intermediary banks, brokers and other financial institutions pass along principal, interest and other payments on the securities, either because they agree to do so in their customer agreements or because they are legally required to. If you hold securities in "Street Name," you should check with your own institution to find out:

     - How it handles securities payments and notices.

     - Whether it imposes fees or charges.

     - How it would handle voting if ever required.

     - Whether and how you can instruct it to send you securities registered in your own name so you can be a direct holder as described below.

     - How it would pursue rights under the securities if there were a default or other event triggering the need for holders to act to protect their interests.

DIRECT HOLDERS

     Our obligations, as well as the obligations of the trustee and those of any third parties employed by us or the trustee, run only to persons who are registered as holders of securities. As noted above, we do not have obligations to you if you hold in "Street Name" or other indirect means, either because you choose to hold securities in that manner or because the securities are issued in the form of global securities as described below. For example, once we make payment to the registered holder, we have no further responsibility for the payment even if that holder is legally required to pass the payment along to you as a "Street Name" customer but does not do so.

GLOBAL SECURITIES

     What is a Global Security? A global security is a special type of indirectly held security, as described above under " "Street Name" and Other Indirect Holders" on page 10. If we choose to issue securities in the form of global securities, the ultimate beneficial owners can only be indirect holders. We do this by requiring that the global security be registered in the name of a financial institution we select and by requiring that the securities included in the global security not be transferred to the name of any other direct holder unless the special circumstances described below occur. The financial institution that acts as the sole direct holder of the global security is called the "depositary". Any person wishing to own a security must do so indirectly by virtue of an account with a broker, bank or other financial institution that in turn has an account with the depositary. The prospectus supplement indicates whether your series of securities will be issued only in the form of global securities.

     Special Investor Considerations for Global Securities. As an indirect holder, an investor's rights relating to a global security will be governed by the account rules of the investor's financial institution and of the depositary, as well as general laws relating to securities transfers. We do not recognize this type of investor as a holder of securities and instead deal only with the depositary that holds the global security.

     You should be aware that if securities are issued only in the form of global securities:

     - You cannot get securities registered in your own name.

     - You cannot receive physical certificates for your interest in the securities.

     - You will be a "Street Name" holder and must look to your own bank or broker for payments on the securities and protection of your legal rights relating to the securities. See " "Street Name" and Other Indirect Holders" on page 10.

     - You may not be able to sell interests in the securities to some insurance companies and other institutions that are required by law to own their securities in the form of physical certificates.

     - The depositary's policies will govern payments, transfers, exchange and other matters relating to your interest in the global security. We and the trustee have no responsibility for any aspect of the depositary's actions or for its records of ownership interests in the global security. We and the trustee also do not supervise the depositary in any way.

     - Payment for purchases and sales in the market for corporate bonds and notes is generally made in next-day funds. In contrast, the depositary will usually require that interests in a global security be purchased or sold within its system using same-day funds. This difference could have some effect on how global security interests trade, but we do not know what that effect will be.

     Special Situations When a Global Security Will Be Terminated. In a few special situations described later, the global security will terminate and interests in it will be exchanged for physical certificates representing securities. After that exchange, the choice of whether to hold securities directly or in "Street Name" will be up to the investor. Investors must consult their own bank or brokers to find out how to have their interests in securities transferred to their own name, so that they will be direct holders. The rights of "Street Name" investors and direct holders in the securities have been previously described in the subsections entitled " "Street Name" and Other Indirect Holders" on page 10 and "Direct Holders" on page 11.

     The special situations for termination of a global security are:
     - When the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary.

     - When an Event of Default on the securities has occurred and has not been cured. Defaults are discussed later under "Events of Default" on page 20.

The prospectus supplement may also list additional situations for terminating a global security that would apply only to the particular series of securities covered by the prospectus supplement. When a global security terminates, the depositary (and not we or the trustee) is responsible for deciding the names of the institutions that will be the initial direct holders. (Sections 204 and 305)

   IN THE REMAINDER OF THIS DESCRIPTION "YOU" MEANS DIRECT HOLDERS AND NOT "STREET NAME" OR OTHER INDIRECT HOLDERS OF SECURITIES. INDIRECT HOLDERS SHOULD READ THE PREVIOUS SUBSECTION ON PAGE 10 ENTITLED " "STREET NAME" AND OTHER INDIRECT HOLDERS".

                  DESCRIPTION OF DEBT SECURITIES WE MAY OFFER

     As required by Federal law for all bonds and notes of companies that are publicly offered, the debt securities are governed by a document called the "indenture". The indenture is a contract between us and The Bank of New York, which acts as trustee. The trustee has two main roles. First, the trustee can enforce your rights against us if we default. There are some limitations on the extent to which the trustee acts on your behalf, described later on page 21 under "Remedies If an Event of Default Occurs".

     Second, the trustee performs administrative duties for us, such as sending you interest payments, transferring your debt securities to a new buyer if you sell and sending you notices.

     The indenture and its associated documents contain the full legal text of the matters described in this section. The indenture and the debt securities are governed by New York law. A copy of the indenture has been filed with the SEC as part of our Registration Statement. See "Where You Can Find More Information" on page 2 for information on how to obtain a copy.

     We may issue as many distinct series of debt securities under the indenture as we wish. This section summarizes all the material terms of the debt securities that are common to all series unless otherwise indicated in the prospectus supplement relating to a particular series.

     Because this section is a summary, it does not describe every aspect of the debt securities. This summary is subject to and qualified in its entirety by reference to all the provisions of the indenture, including definitions of various terms used in the indenture. For example, in this section we describe the meaning for only the more important terms that have been given special meaning in the indenture. We also include references in parentheses to applicable sections of the indenture. Whenever we refer to particular sections or defined terms of the indenture in this prospectus or in the prospectus supplement, those sections or defined terms are incorporated by reference here or in the prospectus supplement.

     We may issue the debt securities as original issue discount securities, which will be offered and sold at a substantial discount below their stated principal amount. (Section 101) A prospectus supplement relating to original issue discount securities will describe federal income tax consequences and other special considerations applicable to them. The debt securities may also be issued as indexed securities or securities denominated in foreign currencies or currency units, as described in more detail in a prospectus supplement relating to any of these types of debt securities. A prospectus supplement relating to indexed debt securities or foreign currency debt securities will also describe any additional tax consequences or other special considerations applicable to these types of debt securities.

     In addition, the material specific financial, legal and other terms particular to debt securities of each series are described in the prospectus supplement relating to the debt securities of that series. The prospectus supplement relating to debt securities of the series will describe the following terms of the debt securities:

     - the title of the debt securities of the series;

     - any limit on the total principal amount of the debt securities of the series (including any provision for the future offering of additional debt securities of the series beyond any such limit);

     - the date or dates on which the debt securities of the series will mature;

     - any annual rate or rates, which may be fixed or variable, at which the debt securities of the series will bear interest, if any, and the date or dates from which any interest will accrue;

     - the date or dates on which any interest on the debt securities of the series will be payable and the regular record date or dates we will use to determine who is entitled to receive each interest payment;

     - the place or places where the principal and any premium and interest will be payable;

     - any period or periods within which and the price or prices at which we will have the option to redeem the debt securities of the series, and the other detailed terms and provisions of any optional redemption right;

     - any obligation we will have to redeem the debt securities of the series under a sinking fund or analogous provision or to redeem your debt securities at your option and the period or periods during which, the price or prices at which and the other specific terms under which we would be obligated to redeem the debt securities of the series under any obligation of this kind;

     - if other than integral multiples of $1,000, the denominations in which we will issue the debt securities of the series;

     - if other than U.S. dollars, the currency of payment of the principal and any premium and interest on the debt securities of the series;

     - any index or other special method we will use to determine the amount of principal or any premium or interest we will pay on the debt securities of the series;

     - if we or you have a right to choose the currency or currency units in which payments on any of the debt securities of the series will be made, the currencies or currency units that we or you may elect, when the election may be made and the other specific terms of the right to make an election of this kind;

     - if other than the principal amount, the portion of the principal amount of the debt securities of the series which will be payable upon the declaration of acceleration of the maturity of the debt securities of the series;

     - the applicability of the provisions described on page 19 under "Defeasance";

     - if we will issue the debt securities of the series only in the form of global securities as described above under "Global Securities" on page 11, the name of the depository for the debt securities of the series and the circumstances under which the global securities may be terminated and separate debt securities may be registered in the names of persons other than the depositary or its nominee if other than those circumstances described on page 12 under "Special Situations When a Global Security will be Terminated"; and

     - any other special terms of the debt securities of the series that are not inconsistent with the provisions of the indenture.

     The prospectus supplement relating to the debt securities of the series will be attached to the front of this prospectus.

     We may issue debt securities other than the debt securities described in this prospectus. There is no requirement that any other debt securities that we issue be issued under the indenture. Thus, any other debt securities that we issue may be issued under other indentures or documentation. This documentation may contain provisions different from those included in the indenture or applicable to one or more issues of the debt securities described in this prospectus.

OVERVIEW OF REMAINDER OF THIS DESCRIPTION

     The remainder of this description summarizes:

     - ADDITIONAL MECHANICS relevant to the debt securities under normal circumstances, such as how you transfer ownership and where we make payments;

     - your rights under several SPECIAL SITUATIONS, such as if we merge with another company or, if we want to change a term of the debt securities;

     - promises we make to you about how we will run our business, or business actions we promise not to take (known as "RESTRICTIVE COVENANTS"); and

     - your rights if we DEFAULT or experience other financial difficulties.

ADDITIONAL MECHANICS

FORM, EXCHANGE AND TRANSFER

     The debt securities will be issued:

     - only in fully registered form;

     - without interest coupons; and

     - in denominations that are even multiples of $1,000 unless otherwise specified in a prospectus supplement. (Section 302)

     You may have your debt securities broken into more debt securities of smaller denominations or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed. (Section
305) This is called an "exchange".

     You may exchange or transfer debt securities at the office of the trustee. The trustee acts as our agent for registering debt securities in the names of holders and transferring debt securities. We may change this appointment to another entity or perform it ourselves. The entity performing the role of maintaining the list of registered holders is called the "security registrar". The security registrar will also perform transfers. (Section 305)

     You will not be required to pay a service charge to transfer or exchange debt securities, but you may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The transfer or exchange will only be made if the security registrar is satisfied with your proof of ownership.

     If we have designated additional transfer agents, they are named in the prospectus supplement. We may cancel the designation of any particular transfer agent. We may also approve a change in the office through which any transfer agent acts. (Section 1002)

     If the debt securities are redeemable and we redeem less than all of the debt securities of a particular series, we may block the transfer or exchange of debt securities during the period beginning 15 days before the day we mail the notice of redemption and ending on the day of that mailing, in order to freeze the list of holders to prepare the mailing. We may also refuse to register transfers or exchanges of debt securities selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of any security being partially redeemed. (Section 305)

PAYMENT AND PAYING AGENTS

     We will pay interest to you if you are a direct holder listed in the trustee's records at the close of business on a particular day in advance of each due date for interest, even if you no longer own the security on the interest due date. That particular day, usually about two weeks in advance of the interest due date, is called the "regular record date" and is stated in the prospectus supplement. (Section 307) Holders buying and selling debt securities must work out between them how to compensate for the fact that we will pay all the interest for an interest period to the one who is the registered holder on the regular record date. The most common manner is to adjust the sale price of the debt securities to allocate interest fairly between buyer and seller. This allocated interest amount is called "accrued interest".

     We will pay interest, principal and any other money due on the debt securities at the corporate trust office of the trustee in New York City. That office is currently located at 101 Barclay Street, New York, New York 10286. You must make arrangements to have your payments picked up at or wired from that office. We may also choose to pay interest by mailing checks.

 "STREET NAME" AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS OR BROKERS FOR INFORMATION ON HOW THEY WILL RECEIVE PAYMENTS.

     We may also arrange for additional payment offices, and may cancel or change these offices, including our use of the trustee's corporate trust office. These offices are called "paying agents". We may also choose to act as our own paying agent. We must notify you of changes in the paying agents for any particular series of debt securities. (Section 1002)

NOTICES

     We and the trustee will send notices regarding the debt securities only to direct holders, using their addresses as listed in the trustee's records. (Sections 101 and 106)

     Regardless of who acts as paying agent, all money paid by us to a paying agent that remains unclaimed at the end of two years after the amount is due to direct holders will be repaid to us. After that two-year period, you may look only to us for payment and not to the trustee, any other paying agent or anyone else. (Section 1003)

SPECIAL SITUATIONS

MERGERS AND SIMILAR EVENTS

     We are generally permitted to consolidate or merge with another company or firm. We are also permitted to sell substantially all of our assets to another firm, or to buy substantially all of the assets of another firm. However, we may not take any of these actions unless all the following conditions are met:

     - Where we merge out of existence or sell our assets, the other company or firm must agree to be legally responsible for the debt securities.

     - The merger, sale of assets or other transaction must not cause a default on the debt securities, and we must not already be in default (unless the merger or other transaction would cure the default). For purposes of this no-default test, a default would include an event of default that has occurred and not been cured, as described later on page 20 under "What Is An Event of Default?" A default for this purpose would also include any event that would be an event of default if the requirements for giving us default notice or our default having to exist for a specific period of time were disregarded.

     - It is possible that the merger, sale of assets or other transaction would cause some of our property to become subject to a mortgage or other legal mechanism giving lenders preferential rights in that property over other lenders or over our general creditors if we fail to pay them back. We have promised to limit these preferential rights on our property, called "liens", as discussed later on page 17 under "Restrictive
       Covenants -- Restrictions on Liens". If a merger or other transaction would create any liens on our property, we must comply with that restrictive covenant. We would do this either by deciding that the liens were permitted, or by following the requirements of the restrictive covenant to grant an equivalent or higher-ranking lien on the same property to you and the other direct holders of the debt securities.

     - We must deliver certain certificates and other documents to the trustee.

     - We must satisfy any other requirements specified in the prospectus supplement. (Section 801)

MODIFICATION AND WAIVER

     There are three types of changes we can make to the indenture and the debt securities.

     Changes Requiring Your Approval. First, there are changes that cannot be made to your debt securities without your specific approval. Following is a list of those types of changes:

     - change the stated maturity of the principal or interest on a debt security;

     - reduce any amounts due on a debt security;

     - reduce the amount of principal payable upon acceleration of the maturity of a debt security following a default;

     - change the place or currency of payment on a debt security;

     - impair your right to sue for payment;

     - reduce the percentage of holders of debt securities whose consent is needed to modify or amend the indenture;

     - reduce the percentage of holders of debt securities whose consent is needed to waive compliance with certain provisions of the indenture or to waive certain defaults; and

     - modify any other aspect of the provisions dealing with modification and waiver of the indenture. (Section 902)

     Changes Requiring a Majority Vote. The second type of change to the indenture and the debt securities is the kind that requires a vote in favor by holders of debt securities owning a majority of the principal amount of the particular series affected. Most changes fall into this category, except for clarifying changes and certain other changes that would not adversely affect holders of the debt securities. The same vote would be required for us to obtain a waiver of all or part of the restrictive covenants described under "Restrictive Covenants" on page 17, or a waiver of a past default. However, we cannot obtain a waiver of a payment default or any other aspect of the indenture or the debt securities listed in the first category described previously on page 16 under "Changes Requiring Your Approval" unless we obtain your individual consent to the waiver. (Section 513)

     Changes Not Requiring Approval. The third type of change does not require any vote by holders of debt securities. This type is limited to clarifications and certain other changes that would not adversely affect holders of the debt securities in any material way.

     Further Details Concerning Voting. When taking a vote, we will use the following rules to decide how much principal amount to attribute to a security:

     - For original issue discount securities, we will use the principal amount that would be due and payable on the voting date if the maturity of the debt securities were accelerated to that date because of a default.

     - For debt securities whose principal amount is not known (for example, because it is based on an index), we will use a special rule for that security described in the prospectus supplement.

     - For debt securities denominated in one or more foreign currencies or currency units, we will use the U.S. dollar equivalent.

     Debt securities will not be considered outstanding, and therefore not eligible to vote, if we have deposited or set aside in trust for you money for their payment or redemption. Debt securities will also not be eligible to vote if they have been fully defeased as described later on page 19 under "Full Defeasance". (Section 101)

     We will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding debt securities that are entitled to vote or take other action under the indenture. In certain limited circumstances, the trustee will be entitled to set a record date for action by holders. If we or the trustee set a record date for a vote or other action to be taken by holders of a particular series, that vote or action may be taken only by persons who are holders of outstanding debt securities of that series on the record date and must be taken within 180 days following the record date or a shorter period that we may specify (or as the trustee may specify, if it set the record date). We may shorten or lengthen (but not beyond 180 days) this period from time to time. (Section 104)

   "STREET NAME" AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS OR BROKERS FOR INFORMATION ON HOW APPROVAL MAY BE GRANTED OR DENIED IF WE SEEK TO CHANGE THE INDENTURE OR THE DEBT SECURITIES OR REQUEST A WAIVER.

RESTRICTIVE COVENANTS

     Restrictions on Liens. Some of our property may be subject to a mortgage or other legal mechanism that gives our lenders preferential rights in that property over other lenders (including you and the other direct holders of the debt securities) or over our general creditors if we fail to pay them back. These preferential rights are called "liens". We promise that we will not become obligated on any new debt that is secured by a lien on any of our principal manufacturing properties, or on any shares of stock or debt of any of our principal subsidiaries, unless we grant an equivalent or higher-ranking lien on the same property to you and the other direct holders of the debt securities.

     We do not need to comply with this restriction if the amount of all debt that would be secured by liens on principal manufacturing properties (including the new debt, the debt securities which we would so secure as described in the previous sentence, and all "attributable debt", as described under "Restriction on Sales and Leasebacks" below, that results from a sale and leaseback transac-tion involving principal manufacturing properties) is less than 10% of our consolidated net tangible assets.

     This restriction on liens does not apply to debt secured by certain types of liens, and we can disregard this debt when we calculate the limits imposed by this restriction. These types of liens include:

     - liens on the property of any of our principal subsidiaries, or on their shares of stock or debt, if those liens existed at the time the corporation became our principal subsidiary;

     - liens in favor of us or our principal subsidiaries;

     - liens in favor of U.S. Governmental bodies that we granted in order to assure our payments to such bodies that we owe by law or because of a contract we entered into;

     - liens on property that existed at the time we acquired the property (including property we may acquire through a merger or similar transaction) or that we granted in order to purchase the property (sometimes called "purchase money mortgages"); and

     - liens on the buildings or property that will comprise the Company's new headquarters facility in Peapack, New Jersey.

     We can also disregard debt secured by liens that extend, renew or replace any of these types of liens.

     We and our subsidiaries are permitted to have as much unsecured debt as we may choose.

     Restrictions on Sales and Leasebacks. We promise that neither we nor any of our principal subsidiaries will enter into any sale and leaseback transaction involving a principal manufacturing property, unless we comply with this restrictive covenant. A "sale and leaseback transaction" generally is an arrangement between us or a principal subsidiary and a bank, insurance company or other lender or investor where we or the principal subsidiary lease a property which was or will be sold by us or the principal subsidiary to that lender or investor more than 120 days after the completion of construction of the property and the beginning of its full operation.

     We can comply with this restrictive covenant in either of two different ways. First, we will be in compliance if we or our principal subsidiary could grant a lien on the principal manufacturing property in an amount equal to the attributable debt for the sale and leaseback transaction without being required to grant an equivalent or higher-ranking lien to you and the other direct holders of the debt securities under the restrictions on liens covenant described above on page 17. Second, we can comply if we retire an amount of funded debt, within 120 days of the transaction, equal to at least the net proceeds of the sale of the principal manufacturing property that we lease in the transaction or the fair value of that property (subject to credits for certain voluntary retirements of debt securities and funded debt we may make), whichever is greater.

     This restriction on sale and leasebacks does not apply to any sale and leaseback transaction that is between us and one of our principal subsidiaries or between principal subsidiaries, or that involves a lease for a period of three years or less.

     Certain Definitions Relating to our Restrictive Covenants. Following are the meanings of the terms that are important in understanding the restrictive covenants previously described.

     "attributable debt" means, in connection with any sale or leaseback transaction, the lesser of (i) the fair value of the property subject to the sale and leaseback transaction (as determined by our board of directors) and
(ii) the total net amount of rent (discounted at a rate per annum equal to a composite rate of interest on all outstanding debt securities) that is required to be paid during the remaining term of the lease on this property.

     "consolidated net tangible assets" is the total amount of assets (less reserves and certain other permitted deductible items), after subtracting all current liabilities and all goodwill, trade names, trademarks, patents, unamortized debt discounts and expenses and similar intangible assets, as such amounts appear on our most recent consolidated balance sheet and computed in accordance with generally accepted accounting principles.

     "funded debt" means all debt for borrowed money that either has a maturity of 12 months or more from the date on which the calculation of funded debt is made or has a maturity of less than 12 months from that date but is by its terms renewable or extendible beyond 12 months from that date at the option of the borrower.

     A "principal manufacturing property" is any building or other structure or facility, and the land on which it sits and its associated fixtures, that we or our principal subsidiaries use primarily for manufacturing or processing, other than a building, structure or other facility that our board of directors has determined is not of material importance to the total business that we and our principal subsidiaries conduct.

     A "principal subsidiary" means any of Pharmacia & Upjohn Company, Pharmacia & Upjohn AB, Pharmacia S.p.A. and Pharmacia & Upjohn Caribe Inc.

DEFEASANCE

     The following discussion of full defeasance and covenant defeasance will be applicable to your series of debt securities only if we choose to have them apply to that series. If we do so choose, we will state that in the prospectus supplement. (Section 1301)

     Full Defeasance. If there is a change in federal tax law, as described below, we can legally release ourselves from any payment or other obligations on the debt securities (called "full defeasance") if we put in place the following other arrangements for you to be repaid:

     - We must deposit in trust for your benefit and the benefit of all other direct holders of the debt securities a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates.

     - There must be a change in current federal tax law or an IRS ruling that lets us make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves. (Under current federal tax law, the deposit and our legal release from the debt securities would be treated as though we took back your debt securities and gave you your share of the cash and notes or bonds deposited in trust. In that event, you could recognize gain or loss on the debt securities you give back to us.)

     - We must deliver to the trustee a legal opinion of our counsel confirming the tax law change described above. (Sections 1302 and 1304)

     If we ever did accomplish full defeasance, as described above, you would have to rely solely on the trust deposit for repayment on the debt securities. You could not look to us for repayment in the unlikely event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever become bankrupt or insolvent.

     Covenant Defeasance. Under current federal tax law, we can make the same type of deposit described above and be released from some of the restrictive covenants in the debt securities. This is called "covenant defeasance". In that event, you would lose the protection of those restrictive covenants but would gain the protection of having money and securities set aside in trust to repay the debt securities. In order to achieve covenant defeasance, we must do the following:

     - We must deposit in trust for your benefit and the benefit of all other direct holders of the debt securities a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates.

     - We must deliver to the trustee a legal opinion of our counsel confirming that under current federal income tax law we may make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves.

     If we accomplish covenant defeasance, the following provisions of the indenture and the debt securities would no longer apply:

     - Our promises regarding conduct of our business previously described under "Restrictive Covenants" on page 17, and any other covenants applicable to the series of debt securities and described in the prospectus supplement.

     - The condition regarding the treatment of liens when we merge or engage in similar transactions, as previously described on page 15 under "Mergers and Similar Events".

     - The events of default relating to breach of covenants and acceleration of the maturity of other debt, described later under "What Is An Event of Default?".

     If we accomplish covenant defeasance, you can still look to us for repayment of the debt securities if there were a shortfall in the trust deposit. In fact, if one of the remaining events of default occurred (such as our bankruptcy) and the debt securities become immediately due and payable, there may be such a shortfall. Depending on the event causing the default, you may not be able to obtain payment of the shortfall. (Sections 1303 and 1304)

DEFAULT AND RELATED MATTERS

RANKING

     The debt securities are not secured by any of our property or assets. Accordingly, your ownership of debt securities means you are one of our unsecured creditors. The debt securities are not subordinated to any of our other debt obligations and therefore they rank equally with all our other unsecured and unsubordinated indebtedness.

EVENTS OF DEFAULT

     You will have special rights if an event of default occurs and is not cured, as described later in this subsection.

     What Is An Event of Default? The term "event of default" means any of the following:

     - We do not pay the principal or any premium on a debt security on its due date.

     - We do not pay interest on a debt security within 30 days of its due date.

     - We do not deposit any sinking fund payment on its due date.

     - We remain in breach of a restrictive covenant described beginning on page 17 or any other term of the indenture for 60 days after we receive a notice of default stating we are in breach. The notice must be sent by either the trustee or holders of 10% of the principal amount of debt securities of the affected series.

     - We file for bankruptcy or certain other events in bankruptcy, insolvency or reorganization occur.

     - Any other event of default described in the prospectus supplement occurs. (Section 501)

     An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities issued under the indenture.

     Remedies If an Event of Default Occurs. If an event of default has occurred and has not been cured, the trustee or the holders of 25% in principal amount of the debt securities of the affected series may declare the entire principal amount of all the debt securities of that series to be due and immediately payable. This is called a declaration of acceleration of maturity. If an event of default occurs because of certain events in bankruptcy, insolvency or reorganization, the principal amount of all the debt securities of that series will be automatically accelerated, without any action by the trustee or any holder. A declaration of acceleration of maturity may be canceled by the holders of at least a majority in principal amount of the debt securities of the affected series. (Section 502)

     Except in cases of default, where the trustee has some special duties, the trustee is not required to take any action under the indenture at the request of any holders unless the holders offer the trustee satisfactory protection from expenses and liability. This protection is called an "indemnity". (Section 603) If satisfactory indemnity is provided, the holders of a majority in principal amount of the outstanding debt securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. These majority holders may also direct the trustee in performing any other action under the indenture. (Section
512)

     Before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the debt securities, the following must occur:

     - You must give the trustee written notice that an event of default has occurred and remains uncured.

     - The holders of 25% in principal amount of all outstanding debt securities of the relevant series must make a written request that the trustee take action because of the default, and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action.

     - The trustee must have not taken action for 60 days after receipt of the above notice and offer of indemnity.

     - The holders of a majority in principal amount of all outstanding debt securities of the relevant series must not have given the trustee a direction that is inconsistent with the above notice. (Section 507)

     However, you are entitled at any time to bring a lawsuit for the payment of money due on your debt security on or after its due date. (Section 508)

   "STREET NAME" AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS OR BROKERS FOR INFORMATION ON HOW TO GIVE NOTICE OR DIRECTION TO OR MAKE A REQUEST OF THE TRUSTEE AND TO MAKE OR CANCEL A DECLARATION OF
   ACCELERATION.

     We will furnish to the trustee every year a written statement of certain of our officers certifying that to their knowledge we are in compliance with the indenture and the debt securities, or else specifying any default. (Section
1004)

REGARDING THE TRUSTEE

     The Bank of New York currently acts as trustee under the indenture for our $200 million 5.875% Notes due April 15, 2000, and as trustee under the indenture for the $275 million 9.79% Amortizing Notes due February 1, 2004 issued by the Employee Stock Ownership Trust of The Upjohn Company. We have guaranteed the trust's obligations under those notes.

                   DESCRIPTION OF DEBT WARRANTS WE MAY OFFER

     We may issue warrants for the purchase of debt securities. Debt warrants may be issued separately or together with debt securities.

     The debt warrants are to be issued under debt warrant agreements to be entered into between Pharmacia & Upjohn, Inc. and one or more banks or trust companies, as debt warrant agent, all as will be set forth in the prospectus supplement relating to the debt warrants being offered by the prospectus supplement. A form of debt warrant agreement, including a form of debt warrant certificate representing the debt warrants, reflecting the alternative provisions that may be included in the debt warrant agreements to be entered into with respect to particular offerings of debt warrants, is included as an exhibit to the registration statement. See "Where You Can Find More Information" on page 2 for information on how to obtain a copy of the form of debt warrant agreement.

     The following description of the debt warrant agreements and the debt warrant certificates and summaries of some provisions of the debt warrant agreements and the debt warrant certificates do not describe every aspect of the debt warrants and are subject to, and are qualified in their entirety by reference to, all the provisions of the applicable debt warrant agreements and the debt warrant certificates, including definitions of terms used in the debt warrant agreements and not otherwise defined in this prospectus. For example, in this section we use some terms that have been given special meaning in the debt warrant agreements. We also include references in parentheses to some sections of the debt warrant agreements. Whenever we refer to particular sections or defined terms of the debt warrant agreement in this prospectus, those sections or defined terms are incorporated by reference here or in the relevant prospectus supplement.

TERMS OF THE DEBT WARRANTS TO BE
DESCRIBED IN THE PROSPECTUS SUPPLEMENT

     The particular terms of each issue of debt warrants, the debt warrant agreement relating to the debt warrants and the debt warrant certificates representing debt warrants will be described in the applicable prospectus supplement. This description will include:

     - the initial offering price;

     - the currency or currency unit in which the price for the debt warrants is payable;

     - the title, aggregate principal amount and terms of the debt securities purchasable upon exercise of the debt warrants;

     - the title and terms of any related debt securities with which the debt warrants are issued and the number of the debt warrants issued with each debt security;

     - the date, if any, on and after which the debt warrants and the related debt securities will be separately transferable;

     - the principal amount of debt securities purchasable upon exercise of each debt warrant and the price at which that principal amount of debt securities may be purchased upon exercise of each debt warrant;

     - the date on which the right to exercise the debt warrants will commence and the date on which this right will expire;

     - the identity of the debt warrant agent;

     - if applicable, a discussion of United States federal income tax, accounting or other considerations applicable to debt warrants; and

     - any other terms of the debt warrants.

     Debt warrant certificates will be exchangeable for new debt warrant certificates of different denominations and, if in registered form, may be presented for registration of transfer, and debt warrants may be exercised, at the corporate trust office of the debt warrant agent or any other office indicated in the related prospectus supplement. (Section 3.01) Before the exercise of debt warrants, holders of debt warrants will not be entitled to payments of principal, premium, if any, or interest, if any, on the debt securities purchasable upon exercise of the debt warrants, or to enforce any of the covenants in the indenture. (Section 4.01)

EXERCISE OF DEBT WARRANTS

     Unless otherwise provided in the related prospectus supplement, each debt warrant will entitle the holder of debt warrants to purchase for cash the principal amount of debt securities at the exercise price that will in each case be set forth in, or be determinable as set forth in, the related prospectus supplement. (Sections 2.01 and 2.03) Debt warrants may be exercised at any time up to the close of business on the expiration date specified in the prospectus supplement relating to the debt warrants. After the close of business on the expiration date or any later date to which the expiration date may be extended by Pharmacia & Upjohn, Inc., unexercised debt warrants will become void. (Section 2.02)

     Debt warrants may be exercised as set forth in the prospectus supplement relating to the debt warrants. Upon receipt of payment and the debt warrant certificate properly completed and duly executed at the corporate trust office of the debt warrant agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, forward the debt securities purchasable upon exercise of the debt warrants to the person entitled to them. If fewer than all of the debt warrants represented by the debt warrant certificate are exercised, a new debt warrant certificate will be issued for the remaining amount of debt warrants. (Section 2.03)

     If you hold your interest in a debt warrant indirectly, you should check with the institution through which you hold your interest in the debt warrant to determine how these provisions will apply to you. See "Legal Ownership" on page 10 for a general description of the procedures and rights applicable to indirect owners of debt warrants.

MODIFICATIONS

     The debt warrant agreement may be amended by Pharmacia & Upjohn, Inc. and the debt warrant agent, without the consent of the holder of any debt warrant certificate, for the purpose of curing any ambiguity, or of curing, correcting or supplementing any defective provision contained in the debt warrant agreement, or making any provisions in regard to matters or questions arising under the debt warrant agreement that we may deem necessary or desirable; provided that the amendment may not adversely affect the interest of the holders of debt warrant certificates in any material respect. (Section 6.03) We and the debt warrant agent also may modify or amend the debt warrant agreement and the terms of the debt warrants, with the consent of the owners of not less than a majority in number of the then outstanding unexercised debt warrants affected. However, any modification or amendment that increases the exercise price, shortens the period of time during which the debt warrants may be exercised or otherwise materially and adversely affects the exercise rights of the owners of debt warrants or reduces the number of debt warrants the consent of whose owners is required for modification or amendment of the debt warrant agreement or the terms of the debt warrants may be made only with the consent of the owners affected by the modification or amendment.

MERGER, CONSOLIDATION, SALE OR OTHER DISPOSITIONS

     Under the debt warrant agreement, we may, to the extent permitted in the indenture, consolidate with, or sell or convey all or substantially all of our assets to, or merge with or into, any other corporation. If at any time there is a merger, consolidation, sale, transfer, conveyance or other disposition of substantially all of the assets of Pharmacia & Upjohn, Inc., the successor or assuming corporation will succeed to and be substituted for Pharmacia & Upjohn, Inc., with the same effect as if it had been named in the debt warrant agreement and in the debt warrants as Pharmacia & Upjohn, Inc. We will then be relieved of any further obligation under the debt warrant agreement or under the debt warrants. (Sections 6.01 and 6.02)

ENFORCEABILITY OF RIGHTS; GOVERNING LAW

     The debt warrant agent will act solely as an agent of Pharmacia & Upjohn, Inc. in connection with the issuance and exercise of debt warrants and will not assume any obligation or relationship of agency or trust for or with any holder of a debt warrant certificate or any owner of a beneficial interest in debt warrants. (Section 5.02) The holders of debt warrant certificates, without the consent of the debt warrant agent, the trustee, the holder of any debt securities issued upon exercise of debt warrants or the holder of any other debt warrant certificates, may, on their own behalf and for their own benefit, enforce, and may institute and maintain any suit, action or proceeding against Pharmacia & Upjohn, Inc. suitable to enforce, or otherwise in respect of, their rights to exercise debt warrants evidenced by their debt warrant certificates. (Section 4.02) Except as may otherwise be provided in the related prospectus supplement, each issue of debt warrants and the applicable debt warrant agreement will be governed by and construed in accordance with the law of the State of New York. (Section 6.07)

                  DESCRIPTION OF PREFERRED STOCK WE MAY OFFER

     Each series of preferred stock will have specific financial and other terms which will be described in a prospectus supplement. The description of the preferred stock that is set forth in any prospectus supplement is not complete without reference to the documents that govern the preferred stock. These include the Amended and Restated Certificate of Incorporation of Pharmacia & Upjohn, Inc. and the Certificate of Designation and Terms of Participating Preferred Stock of Pharmacia & Upjohn, Inc.

     Our Amended and Restated Certificate of Incorporation authorizes the Board of Directors to issue up to 100,000,000 shares of preferred stock, par value $0.01 per share, in one or more series. As of June 30, 1999, we had designated and issued 6,791 shares of Convertible Series A Perpetual Preferred Stock. The number of authorized shares of preferred stock may be increased or decreased by the affirmative vote of the holders of a majority of the outstanding stock of Pharmacia & Upjohn, Inc. without the separate vote of holders of preferred stock as a class.

     Our Board of Directors is authorized to designate, for each series of preferred stock:

     - the maximum number of shares in the series;

     - the designation of the series;

     - the dividend rate, or basis for determining such rate, if any, on the shares of the series;

     - whether dividends will be cumulative and, if so, from which date or dates;

     - whether the shares of the series will be redeemable and, if so, the dates, prices and other terms and conditions of redemption;

     - whether we will be obligated to purchase or redeem shares of the series pursuant to a sinking fund or otherwise, and the prices, periods and other terms and conditions upon which the shares of the series will be redeemed or purchased;

     - whether the shares of the series will be convertible into, or exchangeable for, shares of stock of any other class or classes and, if so, the rate or rates of conversion or exchange, the terms of adjustment, if any, and whether the shares of the series will be convertible or exchangeable at our option or the option of holders of preferred shares, or both;

     - whether the shares of the series will have voting rights, in addition to the voting rights provided by law, and, if so, the terms of those voting rights;

     - the rights of the shares of the series in the event of the voluntary or involuntary liquidation, dissolution or winding up of Pharmacia & Upjohn, Inc.; and

     - any other relative rights, powers, preferences, qualifications, limitations or restrictions relating to the shares of the series.

     The shares of preferred stock of any one series will be identical with each other except for the dates from which dividends will cumulate, if at all. The shares of preferred stock will be fully paid and nonassessable.

                              PLAN OF DISTRIBUTION

     We may sell the securities offered by this prospectus through agents, underwriters or dealers, directly or indirectly to one or more purchasers.

     The accompanying prospectus supplement will identify or describe:

     - any underwriters, dealers or agents;

     - their compensation;

     - the net proceeds to Pharmacia & Upjohn, Inc.;

     - the purchase price of the securities;

     - the initial public offering price of the securities; and

     - any exchange on which the securities are listed.

     Agents. We may designate agents who agree to use their reasonable efforts to solicit purchases for the period of their appointment to sell securities on a continuing basis.

     Underwriters. If we use underwriters for a sale of securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

     Direct Sales. We may also sell securities directly to one or more purchasers without using underwriters or agents.

     Underwriters, dealers, and agents that participate in the distribution of the securities may be underwriters as defined in the Securities Act of 1933, and any discounts or commissions they receive from us and any profit on their resale of the debt securities may be treated as underwriting discounts and commissions under the Securities Act. We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may engage in transactions with or perform services for us in the ordinary course of their businesses.

                                    VALIDITY

     The validity of the securities offered by this prospectus will be passed upon for Pharmacia & Upjohn, Inc. by Sullivan & Cromwell, New York, New York, and for any underwriters or agents by Shearman & Sterling, New York, New York, or other counsel named in the prospectus supplement.

                            INDEPENDENT ACCOUNTANTS

     The consolidated balance sheets of Pharmacia & Upjohn, Inc. as of December 31, 1998 and 1997, and the consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998, which have been incorporated by reference in this prospectus, have been included and incorporated by reference herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting. With respect to the unaudited consolidated interim financial information for the three-month periods ended March 31, 1999 and 1998, incorporated by reference in this prospectus, the independent accountants have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate review report included in our quarterly report on Form 10-Q for the quarter ended March 31, 1999 and incorporated by reference herein, states that they did not audit and they do not express an opinion on that unaudited interim financial information. Accordingly, the degree of reliance on their review report on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

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     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                            ------------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

Recent Developments.................  S-2
Market Price Information............  S-2
Dividends...........................  S-3
Plan of Distribution................  S-3
Validity............................  S-3
               PROSPECTUS
About this Prospectus...............    2
Where You Can Find More
  Information.......................    2
Forward-Looking Statements..........    3
Pharmacia & Upjohn, Inc.............    4
Risk Factors........................    5
Summary Consolidated Financial
  Data..............................    8
Ratios of Earnings to Fixed
  Charges...........................   10
Use of Proceeds.....................   10
Legal Ownership.....................   10
Description of Debt Securities We
  May Offer.........................   12
Description of Debt Warrants We May
  Offer.............................   22
Description of Preferred Stock We
  May Offer.........................   24
Plan of Distribution................   25
Validity............................   25
Independent Accountants.............   26

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                                1,000,000 Shares

                                  PHARMACIA &
                                     UPJOHN
                                  Common Stock
                            ------------------------

                           [PHARMACIA & UPJOHN LOGO]
                            ------------------------
                              GOLDMAN, SACHS & CO.

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